COBHAM



Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20990

9th May 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. General Purposes Committee resolution allotting securities dated 21 April 2008.
2. Notice of allotment of shares or securities on Form 88(2) dated 21 April 2008.
3. Stock Exchange announcement dated 1 May 2008 relating to total voting rights.
4. Stock Exchange announcement dated 6 May 2008 relating to holding(s) in company.
5. Stock Exchange announcement dated 7 May 2008 relating to interim management statement.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc



W G Tucker
Company Secretary



COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 21st April 2008

Present:	**A E Cook**	**- Chairman**		
	W G Tucker			
	W G Tucker	**- Company Secretary**		

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

   1.1 **The Cobham Executive Share Option Scheme (2004)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.09.04	B Phillips	21.04.08	40,820"U"	£54,998.13

It was resolved that a total of 40,820 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
B Phillips	40,820	1.322333

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 40,820 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.



....

Chairman

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	04	2008			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	40,820		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

File No. 8234923

Shareholder details		Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)		Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND		Ordinary 2.5p, £,	40,820
	UK Postcode EC3P 3DB		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] WETUCKER Date 30/4/08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR WARREN TUCKER, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD,
WIMBORNE, DORSET, BH21 2BJ
Tel 01202 882020
DX number DX exchange



Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	15:35 01-May-08
Number	6020T

RNS Number:6020T
Cobham PLC
01 May 2008

Cobham plc - total voting rights

In accordance with the Transparency Directive's provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,137,679,733 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,137,679,733.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	15:04 06-May-08
Number	7988T

RNS Number:7988T
Cobham PLC
06 May 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Cobham Plc

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights:	(Yes)
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:	( )
An event changing the breakdown of voting rights:	( )
Other (please specify) : Change in the number of shares in issue	(Yes)

3. Full name of person(s) subject to the notification obligation:

Lloyds TSB Group plc

4. Full name of shareholder(s) (if different from 3.):

Nominees (Jersey) Ltd
Perry Nominees Ltd
Boltro Nominees Ltd
Ward Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of the transaction and date on which the threshold is crossed or reached if different):

1 May 2008

6. Date on which issuer notified:

2 May 2008

7. Threshold(s) that is/are crossed or reached:

Fallen below 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
Ord GBP0.025 B07KD36	34,627,481	34,627,481

Resulting situation after the triggering transaction

Class/type of shares If possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
Ord GBP0.025 B07KD36	33,977,505		33,977,505		2.987

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
33,977,505	2.987

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

1,500 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

160,039 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

33,393 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

6,080 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

105,518 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

33,670,975 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Central Disclosure Unit

15. Contact telephone number:

+44 (0) 1444 418127

The company news service from the London Stock Exchange

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Company	Cobham PLC
TIDM	COB
Headline	Interim Management Statement
Released	12:00 07-May-08
Number	8747T

RNS Number:8747T
Cobham PLC
07 May 2008

7 May 2008

INTERIM MANAGEMENT STATEMENT

At the Annual General Meeting of Cobham plc ('Cobham', 'the Group') at 12.00 noon today the following Interim Management Statement will be delivered:

"Consistent with the healthy conditions in our chosen markets reported at the 2007 preliminary results, the Group has continued to grow strongly in the first quarter of 2008 and is trading in line with the Board's expectations.

In 2008 the Group has announced some important new business developments:

- On 29 February its all-digital hose and drogue refuelling system was chosen for the US Air Force multibillion dollar tanker programme. The total value to Cobham over the life of the programme would be up to $1 billion;

- On 6 March it received a $54 million contract release for the supply of its current digital VIC-3 vehicle intercom system for the US Army;

- On 27 March it was awarded air refuelling and aircraft conversion contracts worth approximately £150 million relating to the provision of an advanced air refuelling and transport capability to the UK Royal Air Force. A cash reimbursement of the bid costs has been received (see note 2);

- The following acquisitions, announced in 2007, were completed this year: Sensor and Antenna Systems, Lansdale for $240 million on 25 February and S-TEC Corporation for $38 million on 3 January. A project has commenced to relocate Chelton Flight Systems based in Idaho, USA to the S-TEC facility in Texas, USA to create an avionics "Centre of Excellence";

- There were two further acquisitions in 2008: SPARTA Inc. on 16 January for $416 million, which is expected to complete in the second quarter, and MMI Research on 7 April for £16.6 million.

At the end of March 2008, the Group's order book had increased to just under £2.1 billion, up from £1.8bn at 31 December 2007. Excluding acquired companies, this represents an increase of 14%.

At the end of the first quarter 2008, Cobham had moved to a net debt position of £30 million (31 December 2007 net cash: £77.9 million). This was due to cash outflows relating to acquisitions, partly offset by cash generated by the business. Proforma net debt at the end of the first quarter, assuming the completion of the SPARTA Inc acquisition, would have been approximately £220 million. The Group retains considerable balance sheet strength for organic growth and to finance further acquisitions.

Given the strength of Cobham's order book and the healthy state of the Group's markets, the Board remains confident of achieving its growth targets in 2008".

The Board is pleased to announce the appointment of Eleanor Evans to the

position of Cobham Chief Legal Officer and Company Secretary, with effect from 12 May.

After 7 years as Chairman and a total of 18 years on the Board of Cobham, Gordon Page will retire as Chairman at the conclusion of today's Annual General Meeting, remaining a Non-executive Director of Cobham until he retires from the Board in November 2008. David Turner, the Deputy Chairman, will take over with immediate effect as announced on 19 November 2007. The Board would like to thank Gordon for his outstanding contribution, support and dedication to the Group over the last 18 years.

- ends -

ENQUIRIES

Cobham plc +44 (0)1202 857738 (on 7 :
Allan Cook, Chief Executive +44 (0)1202 882020
Warren Tucker, Chief Financial Officer +44 (0)1202 882020
Julian Wais, Director of Investor Relations +44 (0)1202 857998

Weber Shandwick Financial
Susan Ellis +44 (0)20 7067 0700

NOTES

1. Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The Company specialises in the provision of components, subsystems and services that keep people safe, improve communications and enhance the capability of aerospace and defence platforms.

2. Cobham has received just under £10 million as a cash reimbursement of its contract bid costs for the UK Royal Air Force air refuelling contract, representing the amount previously expensed. This will be recognised separately in underlying earnings, largely offset by provisions to recognise risk in the early years of the programme.

3. This document contains 'forward-looking statements' with respect to the financial condition, results of operations and business of Cobham and to certain of Cobham's plans and objectives with respect to these items.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal', or 'estimates'. By their very nature, forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or will occur in the future.

There are various factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies, political situations and markets in which the Group operates; changes in government priorities due to programme reviews or revisions to strategic objectives: changes in the regulatory or competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; changes to or delays in programmes in which the Group is involved; the completion of acquisitions and divestitures and changes in exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Cobham or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Cobham does not intend to update these forward-looking statements.

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